Mail Stop 3561

January 30, 2006

Mr. T. Scott Worthington
Vice President and Chief Financial Officer
WaveRider Communications Inc.
255 Consumers Road
Suite 500
Toronto, Ontario
Canada M2J 1R4

      Re: **WaveRider Communications Inc.**
               Form 10-KSB for Fiscal Year Ended December 31, 2004
               Filed March 31, 2005

Dear Mr. Worthington:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

      Sincerely,

      Larry Spirgel
      Assistant Director